PELLEGRINO, LLC

303 West Lancaster Avenue, Suite 302 ■ Wayne, PA 19087

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Michael T. Pellegrino

Attorney at Law

Admitted in Pennsylvania

& New Jersey

November 12, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White, Division of Investment Management

Re:	Alpha Architect ETF Trust (the “Trust”)

(File Nos. 333-195493 and 811-22961)

Dear Ms. White:

Thank you for your comments received via email on November 4, 2020 regarding the registration statement on Form N-1A for the Trust with respect to the Merlyn.AI Best-of-Breed Core Momentum ETF and Merlyn.AI SectorSurfer Momentum ETF, each a new series of the Trust (each, a “Fund” and together, the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2020. The Trust has considered the comments provided on behalf of the Commission staff’s (the “Staff”) and has authorized me to make the responses discussed below to the registration statement on its behalf. For ease of review, the comment has been divided into several sub-comments.

Comment 1.	We have reviewed the Sponsorship Agreement (the “SA”) and request additional analysis addressing whether the Sponsor should be deemed an investment adviser to the fund based on the totality of the circumstances, including the material terms of the Sponsorship Agreement and License Agreement. In this respect we note certain terms of the SA give the Sponsor an economic interest in the Unitary Fees paid by the Fund while other terms display some indicia of control or influence over fund-related decisions. In responding, please provide sufficient factual and legal analysis to enable us to follow your response.

Please explain and analyze the material economic terms of these agreements for us – without limit, please explain how the unitary fee structure works from an economic legal perspective, including how amounts are split between the Advisor and Sponsor from a legal perspective.

Ms. Alison White

November 12, 2020

Response 1:	General.

In the Trust’s view, Merlyn.AI Corporation (“MAI” or “Sponsor”), is not and should not be deemed to be an investment adviser to the Funds. MAI has indicated to the Trust that its services fall squarely within the publishers’ exemption contained within Section 202(a)(11))(D) of the Investment Advisers Act of 1940, as amended. Pursuant to its investment advisory agreement with the Trust, Empowered Funds, LLC (“Empowered” or the “Adviser”), and not MAI, is the Trust’s and the Funds’ investment adviser. As discussed below, MAI’s contractual obligations as index provider and sponsor do not change this result.

The staff’s request for an analysis appears to be based on remarks by Division of Investment Management Director Dalia Blass, who noted in the past that some index providers may not qualify for the exclusion under their particular circumstances. In a speech given in 2018, Director Blass asked whether, under certain circumstances, an index provider might not qualify for the publisher’s exemption: “What if the [index] provider takes significant input from the fund’s sponsor or board regarding the creation, composition or rebalancing of that index?” she asked. “Should affiliation between the index provider and the sponsor affect the conclusion?” Director Blass continued, indicating that she would “caution against assuming that the status of a provider can be determined based simply on its characterization as an index provider.”

In the current instance, the index provider and the sponsor are the same entity. MAI, the index provider, has no ownership or control relationship with Empowered, which serves as the Trust’s investment adviser. As index provider, MAI does not take “significant input” from the Adviser or the Trust’s board “regarding the creation, composition or re-balancing” of any index licensed by MAI to the Adviser. Rather, MAI has and will in the future license certain indexes from another entity, SumGrowth, and sub-license those indexes in turn to Empowered, which as adviser implements a strategy to track said index(s). Empowered is not a shell company or one that is controlled by MAI; at the same time, MAI is not a creature of Empowered. Their roles as adviser and index provider should be respected, and MAI’s entitlement as index provider to the publisher’s exclusion should be as well.

The fact that MAI is also the sponsor of the Funds and has entered into a sponsorship agreement (the “SA”), with Empowered does not change this result. As sponsor, MAI’s goal is to help bring about the successful launch of the Funds, each of which uses an index calculated and licensed to the Fund’s Adviser by MAI. Increased Fund assets generate more revenues for MAI as index provider. It is not a sign that the index provider is an investment adviser that it has an economic stake as sponsor in the asset gathering success of the funds that use its index. The fact that MAI as sponsor is willing to help underwrite the expenses of the Fund and to guard against negative economic consequences for the Adviser does not make MAI an investment adviser. Rather, it just demonstrates how MAI has committed its financial resources to help ensure the Funds’ success, which his central to the value of its index licensing business.

Ms. Alison White

November 12, 2020

Analysis of SA.

Under the SA, MAI has agreed to assume Fund operating costs that would otherwise be borne by the Adviser. Importantly, MAI has agreed to assume such costs regardless of whether a Fund’s unitary management fee is sufficiently large to generate a profit.

From a legal perspective, pursuant to each Fund’s investment advisory agreement, the Adviser is entitled to 100% of the unitary management fee (the “Unitary Fee”) payable by that Fund. In turn, the Adviser is responsible for paying for each Fund’s ongoing operational expenses (excluding certain expenses as described in the investment advisory agreements, such as brokerage costs and litigation expenses). As a result, the Adviser’s profit, if any, for the management of a particular Fund is calculated by deducting from the Unitary Fee all of the costs and expenses necessary for the Fund’s ongoing operations. Any amounts remaining would be considered the Adviser’s “profit.” In the Board of Trustees’ (the “Board”) 15(c) analyses, the Board considers the Adviser’s profit based on the foregoing calculation regardless of whether the Adviser retains all of such amount or pays all or a substantial portion of such amount to a third-party.

Under the SA, ongoing Fund operating expenses are divided into two groups: “Covered Expenses-Base” and “Covered Expenses-Variable Expenses.” Collectively, they are referred to as “Covered Expenses.” Additionally, pursuant to the SA, the Adviser is entitled to retain out of the Unitary Fee (or reimbursed by MAI), an amount equal to the “Base Fee” plus an amount to pay for the Covered Expenses-Variable. The Adviser is responsible for paying the “Covered Expenses-Base” out of the Base Fee.

Separately, pursuant to a licensing agreement between the Adviser and MAI (the “Licensing Agreement”), the Adviser is obligated to compensate MAI for its use of the index licenses (the “Licensing Fees”).

The following provides a description of the economic result of the Adviser-MAI arrangements in three scenarios: (1) the Unitary Fee is insufficient to cover the Base Fee and the Covered Expenses-Variable; (2) the Unitary Fee is sufficient to cover the Base Fee and the Covered Expenses-Variable, but insufficient to cover the Licensing Fees; and (3) the Unitary Fee is sufficient to cover Base Fee, the Covered Expenses-Variable, and the Licensing Fees.

Scenario 1: If the Unitary Fee level for a particular month is insufficient to cover the amount of the Base Fee and all of the Covered Expenses-Variable, MAI is responsible for reimbursing the Adviser in the amount of the shortfall. In that event, MAI has agreed to waive the Licensing Fees that would otherwise have been payable under the Licensing Agreement. Absent such a waiver, the result would be that MAI, as fund sponsor, would need to pay itself, as Licensor, to cover the Licensing Fees. In this scenario, the Fund would not have generated a profit.

Ms. Alison White

November 12, 2020

Scenario 2: If the Unitary Fee is sufficient to cover the Base Fee and the Covered Expenses-Variable, the Adviser is obligated to pay MAI the Licensing Fees. However, if such remainder is insufficient to cover the entire amount of the Licensing Fees then due, MAI has agreed to waive the amount of the shortfall. In such an event, based on the calculation methodology described above, the relevant Fund would likely not have generated a profit.1

Scenario 3: Lastly, if the Unitary Fee is sufficient to cover the Base Fee and Covered Expenses-Variable under the SA, and the Licensing Fees under the Licensing Agreement, pursuant to the terms of the SA, the Adviser is obligated to pay any remaining amounts to MAI. In that case, the amount retained by the Adviser (after the payment of Covered Expenses and Licensing Fees) plus the remaining amounts paid to MAI would comprise the profit generated by that Fund.

Comment 2.	Please explain what these fees are designed to compensate each party for.

Response 2:	The Base Fee is designed to compensate the Adviser for its advisory services, including among other services, trading services, proxy voting services, vendor oversight responsibilities, and to cover the necessary ongoing Fund operating expenses, Covered Expenses-Base, which are detailed Schedule B-1 of the SA (e.g., Fund Administration, Custodian, Insurance, Trustee costs).

Covered Expenses-Variable are designed to reimburse the Adviser for the particular Fund costs incurred that detailed on Schedule B-2 of the SA (e.g., 24f-2 filing fees, Trust Counsel Fees, Marketing Expenses).

The Licensing Fees are designed to compensate MAI for the sublicenses granted to the Adviser for the relevant indices.

Finally, as described above in Scenario 3, suppose the Unitary Fee exceeds the amount of the Base Fee, Variable Expenses, and Licensing Fees. In that case, the remaining amount is payable to MAI as fund sponsor to compensate MAI for the economic risks it incurred in sponsoring the Funds by assuming the obligation to reimburse the Adviser for Fund operating expenses during periods when the Unitary Fees are insufficient to cover all such expenses.

Comment 3.	Please tell us how much of the Unitary Fee represents advisory fees and who gets paid what under various circumstances.

Response 3:	The entire Unitary Fee is an advisory fee payable to the Adviser. The Fund Administrator (currently, US Bancorp Global Fund Services) calculates the Unitary Fee payable to the Adviser monthly.

The Adviser pays the Fund vendors and third parties necessary to facilitate the operation of each Fund (i.e., the Covered Expenses). The Adviser directly pays the vendors and such third-parties. Please note that the Indices’ third-party index calculation agent is not considered a Fund expense, and MAI is solely responsible for paying such agent’s fees.

1 There is another potential scenario where the Unitary Fee is insufficient to cover the Base Fee, Variable Expenses, and Licensing Fees, yet the Fund still generates a profit. That would occur if the amount retained by the Adviser out of the Unitary Fee (after the payment of all such expenses) exceeded the amount of the Licensing Fees waived.

Ms. Alison White

November 12, 2020

As mentioned above, pursuant to the SA, once all of the Covered Expenses are paid (which includes amounts retained by the Adviser), would be obligated to distribute any remaining amounts out of the Unitary Fee to MAI, as fund sponsor.

In general, the Adviser initially seeks to retain about a fifty percent markup over direct expenses for its services. For example, if a Fund’s direct operating costs for a particular period from third parties was $125,000, then the Covered Expenses-Base would approximately be $190,000 in total. As a result, the Adviser would retain $65,000 regardless of whether the Unitary Fee was sufficient to generate a profit. The amount retained by the Adviser would increase with a Fund’s overall asset level as set forth in the SA.

Comment 4.	Please explain how these agreements factored into the board’s 15(c) process.

Response 4:	As part of the Board’s 15(c) process, it considers the Adviser’s cost and profits realized in providing its services, including any “fall-out” benefits. To that end, the Board has been appraised of the Adviser-MAI economic arrangements arising out of both the fund sponsorship and index license provider arrangements. In particular, the Board materials for the relevant meetings included copies of both the SA and the Licensing Agreement. Further, the Adviser’s 15(c) questionnaire responses provided profitability estimates on a fund-by-fund basis. The Adviser’s responses expressly stated that “To provide the Board a better understanding of the profit generated by each Fund’s unitary management fee, the foregoing [profitability estimate] does not reflect the impact of Fund sponsorship arrangements.” The Adviser’s 15(c) responses also identified the Licensing Fee levels and estimated direct costs (e.g., the aggregate of Covered Expenses and Variable Costs) for each Fund. The Board considered the foregoing in conjunction with its overall 15(c) analysis of the proposed investment advisory agreements for the Funds.

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We believe that this information responds to all of your comments. If you have any questions, please feel free to contact me at (856) 292-8331.

Sincerely, /s/ Michael T. Pellegrino Michael T. Pellegrino